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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C., 20549

                                    FORM 6-K

                            Report of Foreign Issuer

--------------------------------------------------------------------------------


FOR  PERIOD  ENDED            November  1,  2002

COMMISSION  FILE  NUMBER:     (SEC  File  No:  0-30006)


                           SUNGOLD ENTERTAINMENT CORP.
                           ---------------------------
                 (Translation of registrant's name into English)


                            #500 - 666 Burrard Street
                           Vancouver, British Columbia
                                 Canada, V6C 3P6
                     ---------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F  X     Form 40-F __
                                     -


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ____     No _X_
                                                -




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     This is the form of material change report required under section
  85 (1) of the Securities Act  and section 151 of the Securities Rules.

                                BC FORM 53-901.F

                                 Securities Act

          MATERIAL  CHANGE  REPORT
          ------------------------

Item  1.  Reporting  Issuer

          SUNGOLD  ENTERTAINMENT  CORP.
          500  -  666  Burrard  Street
          Vancouver,  British  Columbia,
          Canada,  V6C  3P6

          Telephone:  (604)  669-9580
          Facsimile:  (604)  669-9577

Item  2.  Date  of  Material  Change

          October  25,  2002

Item  3.  Press  Release

          October  25,  2002,  Arlington  Heights,  IL

Item  4.  Summary  of  Material  Change

          Breeders Cup Chosen for Horsepower Worldpool Introduction Appointment of New Director and Announcement of New Consultant

Item  5.  Full  Description  of  Material  Change

ARLINGTON  HEIGHTS,  IL:  OCTOBER 25, 2002 ~ Sungold Entertainment Corp. (OTCBB:
SGGNF, Frankfurt: WKN 608164) Sungold Entertainment Corp. (SGGNF: BB) Horsepower Broadcasting Network, Inc.'s announces its' subsidiary Horsepower Broadcasting Network (HBN) International Ltd. ("HBN") will introduce the "Horsepower World Pool" pari-mutuel racetrack wagering system to operators and regulators from around the world Saturday October 26, 2002 on the occasion of the Breeders Cup World Thoroughbred Championship being held at Arlington Park in Illinois.

   HORSEPOWER APPOINTS LARRY SIMPSON AS VICE PRESIDENT OF CORPORATE DEVELOPMENT,
                          SUNGOLD APPOINTS AS DIRECTOR

Mr. Larry Simpson of Ontario, Canada has 24 years of sales, marketing and public relations experience, in the fields of horseracing, gaming, sports, and leisure. Larry has a unique background in both thoroughbred and standardbred horse ownership and syndication. Mr. Simpson has been a successful publisher, manager and writer for many leading thoroughbred and standardbred publications over the past 15 years. Larry's


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influence  within  the  racing  industry has extended to charity work for equine research, lecturing on handicapping, arranging new owner seminars and freelance writing for racing and gaming publications.

Mr. Simpson has been granted 200,000 incentive stock options in Sungold Entertainment Corp. exercisable at $0.15 USD per share for five years.

Horsepower is proud to have a popular industry supporter like Larry Simpson on the frontline introducing the new "Horsepower World Pool" to the racetracks of the world.

                          HORSEPOWER WORLD POOL RETAINS
                             BOB ZIELKE & ASSOCIATES

HBN has retained Zielke & Associates led by Robert Zielke on a five year contract to provide consulting services for the introduction of the "Horsepower World Pool" racetrack program to racing operators and regulators within North America. Bob Zielke & Associates is a licensed Kentucky commercial real estate company operated since 1977 in Lexington by President Robert Zielke. Bob has been actively involved in major transactions within the racing and breeding industries for over 20 years.

Mr. Zielke has managed the Lexington Country Club, is a Corporate Member of the Keeneland Club, Lexington Rotary Club and has served as a Staff Sergeant in the US Marine Corp. Dubbed by the late Don Sturgill as, "Kentuckys' Ambassador", Mr. Zielke will assist the "Horsepower World Pool" Development Team and the Racing Industry at all levels in 2003 to grow attendance and wagering at racetracks everywhere by establishing the worlds first random, real time, global, pari-mutuel pool.

HBN is a wholly owned subsidiary of Sungold Entertainment Corp. trading as SGGNF (OTCBB). www.horsepower2.com is a real time world jackpot pool based on a
          -------------------
completely random, equal chance, virtual horserace, run online every 90 seconds. The HBN corporate mission is to establish www.horsepower2.com as the leading
                                              -------------------
jackpot  pool  worldwide.
For  more information or to be updated on future corporate news, please contact:
Stephan  Horvath,  Shareholder  Relations
Sungold  Entertainment  Corp.
888  669  9580
email:  investor_relations@sungoldent.com
        ---------------------------------
This news release contains forward-looking statements regarding projected revenues and corporate developments. Forward-looking statements address future events and conditions based on the opinions and estimates of management and therefore involve inherent risks and uncertainties such as risk associated with international markets, financing conditions and international currency fluctuations. Actual results may differ materially from those currently anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

Item 6. Reliance on Sections 85(2) (BC), 118(2) (Alberta) and 75(3)(Ontario) of the Act

Not  applicable.

Item  7.  Omitted  Information

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None.

Item  8.  Senior  Officer

          KIM  N.  HART,  PRESIDENT
          500  -  666  Burrard  Street
          Vancouver,  BC  V6C  3P6

Item  9.  Statement  of  Senior  Officer

The  foregoing  accurately  discloses  the  material  change referred to herein.


November  1,  2002                 /s/  Anne Kennedy
----------------------             -------------------------
Date                                   (signature)

                                   Anne Kennedy
                                   ---------------------
                                   Name of Signatory

                                   Director/Secretary
                                   ---------------------
                                   Position

                                   Vancouver, BC
                                   ---------------------
                                   Place of Declaration



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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K for the period ended November 1, 2002 to be signed on its behalf by the undersigned, thereunto duly authorized.


                                SUNGOLD  ENTERTAINMENT  CORP.
                                -----------------------------
                                         (the  Registrant)


Date:     November  1,  2002          By:*     /s/  Anne  Kennedy
          --------------------                 --------------------



     *Print  name  and  title  under  the  signature  of  the  signing  officer